Filed by Cavalry Bancorp, Inc.
    Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Pinnacle Financial Partners, Inc.
Commission File No.: 000-31225

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

This filing relates to the proposed merger pursuant to the terms of that certain Agreement and Plan of Merger, dated as of September 30, 2005 (the “Merger Agreement”), by and between Pinnacle Financial Partners, Inc. (“Pinnacle”) and Cavalry Bancorp, Inc. (“Cavalry”). The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Cavalry on October 4, 2005, and is incorporated by reference into this filing.

Additional Information and Where to Find It

In connection with the proposed merger, Pinnacle and Cavalry will file a joint proxy statement/prospectus with the Securities and Exchange Commission (the “SEC”), and Pinnacle has filed a registration statement on Form S-4, which included a preliminary copy of the joint proxy statement/prospectus.

INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND THE PRELIMINARY COPY OF THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED THEREIN AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PINNACLE, CAVALRY AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of these documents once they are available through the website maintained by the SEC at http://www.sec.gov. Free copies of the joint proxy statement/prospectus also may be obtained by directing a request by telephone or mail to Pinnacle Financial Partners Inc., 211 Commerce Street, Suite 300, Nashville, TN 37201, Attention: Investor Relations (615) 744-3710 or Cavalry Bancorp, Inc., 114 West College Street, P.O. Box 188, Murfreesboro, TN 37133, Attention: Investor Relations (615) 849-2272.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation

The directors and executive officers of Pinnacle and Cavalry may be deemed to be participants in the solicitation of proxies with respect to the proposed merger. Information about Pinnacle’s directors and executive officers is contained in the proxy statement filed by Pinnacle with the SEC on March 14, 2005, which is available on Pinnacle’s web site (www.pnfp.com) and at the address provided above. Information about Cavalry’s directors and executive officers is contained in the proxy statement filed by Cavalry with the SEC on March 18, 2005, which is available at Cavalry’s website (www.cavb.com) and at the address provided above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests by security holding or otherwise, will be contained in the joint proxy statement/prospectus and other relevant material to be filed with the SEC when they become available.

On October 3, 2005, the Board of Directors of Cavalry Bancorp and Pinnacle Financial Partners, a national bank with headquarters in Nashville, a national bank with headquarters in Nashville, announced a merger of the banks. Like Cavalry, Pinnacle is a fast growing, financially sound bank with a strong emphasis on personalized customer service.

Pinnacle does not have a trust department; therefore, Cavalry clients will continue to be serviced from our Murfreesboro office. Your relationship manager will not change, and there will be no disruption of service to your account as a result of the merger.

We appreciate the confidence that you have placed in us in the past and look forward to the continuation of our relationship in the future.